Actions Semiconductor Responds to an Open Letter

ZHUHAI, China, June 11, 2014 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today publishes a press announcement responding to certain issues raised in an open letter sent to its chairman and the board of directors.

Dear Shareholders,

Recently a shareholder has written an open letter to our chairman and we welcome the dialog with our shareholders in any forum. In order that all shareholders may see our response, we are furnishing it on Form 6-K with the SEC and have made it available on our website.

DISPROPORTIONATE INVESTMENT IN R&D?

We compete in the business of designing and selling SoCs for tablets, cloud connected devices and other portable multimedia applications. This industry is large with a total addressable market of nearly $500 million. Our industry is characterized by large investments in R&D, long R&D cycles with delayed returns and expensive IP/mask expenses. These factors, combined with higher compensation expenses needed to retain talent in China’s highly competitive semiconductor industry are contributing to rising R&D costs across the board.

As a leading IC design house in China, we must invest in research and development to remain competitive. We continuously evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. For example, the rapid growth of tablets changed the consumer electronics landscape considerably. Beginning in 2012 we invested heavily to introduce the OWL Series of tablet chipsets to our product portfolio, sales of which accounted for more than 40% of our 2013 revenues. Because we believe the tablet market holds the strongest potential for Actions we will continue to make investments in tablet R&D.

The development of SoCs is highly complex, and successful product development and market acceptance of our products depend on a number of factors. To suggest that some of our expenditures were ill-advised oversimplifies the complex nature of our industry and does not offer a balanced view of the value created by our product development efforts as a whole.

Indeed, we believe that, taken as a whole, our development efforts have been so successful in creating value that it was suggested there are companies that would like to purchase Actions for a substantial price – hardly the sign of misplaced R&D.

UNNECESSARY CASH BALANCES?

Our capital structure is a case of form following function. In our business, liquidity is a competitive advantage that puts us in a position to act quickly in regard to R&D expenditures, the purchase of IP or strategic acquisitions. If the suggestion is that our cash balances are unnecessary because there is some other way to put the company in a position where it can act quickly, then this implies access to capital from sources and on terms unknown to us, and likely unavailable. We think shareholders would be poorly served if the company were to render itself illiquid by buying back vast quantities of shares.

Given the ability of the company to achieve its aims and retain cash in recent years, we believe there maybe some room to buy back additional shares under our existing repurchase program or a tender offer. Over the last several years we have invested a total of $51.5 million to repurchase 22.5 million ADSs. Besides, we have actively engaged an investment banker and lawyers to assist us in evaluating a tender offer program and will launch it at an appropriate time.

CONFLICTED AND RISKY INVESTMENTS?

We invest a portion of our cash resources in trusts to help enhance our cash return while maintaining our liquidity. Trust investment decisions follow a prudent risk management review process and a comprehensive review by the board. All the financial products are held with China’s leading financial institutions and we hedge identifiable risks with appropriate insurance. As a result, we have never encountered a default. We believe our current level of trust investment is appropriate.

Our investment in the private equity fund OCTT Holding Co., Ltd. has been financially rewarding. One of OCTT’s largest holding is Realtek Semiconductor, a publicly traded company in Taiwan, which is substantially owned and chaired by one of our directors. The technology of Realtek is compatible with ours and this strategic investment has helped us to strengthen our working relationship with Realtek. The related party nature of this transaction was disclosed to our board at the time of the investment. We have observed all relevant internal control procedures and this matter has been properly disclosed in our filings with the SEC. We view OCTT and other private equity investment channels as powerful methods to strategically build relationships with the semiconductor industry in Taiwan and elsewhere.

As part of our corporate development and strategy, we established offices in Zhuhai and Shanghai due to the close proximity of talent and technology resources in these areas. Both of these real estate investments have appreciated in value over the years.

EMPLOYEES AS STAKEHOLDERS

Our best employees are a competitive advantage and are actively solicited by our competitors. Providing them with a stake in Actions' success by utilizing treasury stock seems to us a good way to keep the best people we have. Although we are open to exploring employee retention alternatives, shares that employees can sell or value by looking at the market has worked well for us and we expect to continue the practice.

NEAR-TERM PROFITABILITY AND LONG-TERM VALUE CREATION

Profitability in the short-term is part of the financial scorecard of Actions or any of our competitors. At the same time, because our investments in creating our future competitive advantage must go through the P&L as current costs there are metrics other than this year’s profit margin to measure the value creation taking place at Actions. The value of our company is rising, so much so that it has been recognized that our portfolio of technology makes us an attractive target for others.

We are confident in our ability to gain market share, stabilize gross margin and become profitable at the operating level over the longer term. We believe the multimedia and tablet markets hold the strongest potential for Actions and will be launching new tablet and multimedia products later this year and early next year. We believe our investments in R&D, leading mixed signal design capabilities and more than 20 years of experience in low power design methodology will contribute to our future success.

PUTTING THE COMPANY UP FOR SALE ?

As management, it is our duty to consider whether shareholder value would be maximized by a strategic sale. We tend to agree that a strategic acquirer should pay a premium for Actions and believe the same to hold for the next several years. Having conducted years of R&D investment and built up a substantive portfolio of intellectual property, we expect to create value in the future in excess of the value an acquirer would pay today. Without any strategic incentive, we do not believe the active pursuit of a financial acquirer is the right course of action at this time. We will, of course, consider any and all offers we receive.

We are currently reorganizing our group structure, which will put management in a better position to monetize the vast intellectual property portfolio we have developed over the years and explore opportunities in packaged license deals, joint ventures and various forms of strategic alliances with other players. Meanwhile, we continue to actively evaluate M&A opportunities to accelerate our R&D initiatives and time to market process.

We are confident in the macro-economic conditions in China and expect rapid economic growth and development in the country. We will continue utilizing local talent and technologies and targeting our products to the domestic and global markets.

In closing, I along with the rest of the board and management welcome engaged, loyal, long-term shareholders and the dialogue, debate and questions they may bring. We believe the management team and our skilled and highly-motivated employees have created and will continue to create value for our shareholders. We will continue to create great products to meet the ever changing needs of our customers, while remaining agile, liquid and accountable.

Sincerely,

Mr. Hsiang-Wei Lee
Chairman of the Board
Actions Semiconductor Co., Ltd.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its dual-core and quad-core solutions for tablets, cloud-connected devices and other multimedia devices in domestic and overseas markets, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue growth. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018